UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Tom Clark

Consul General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

Copies to

Jason Lehner	Ministry of Finance
A&O Shearman	Provincial Treasury
Commerce Court West 199 Bay Street Suite 4405 Toronto, Ontario Canada M5L 1E8 (416) 360-2974	Debt Management Branch 620 Superior Street P.O. Box 9423, Stn Prov Govt Victoria, British Columbia Canada V8W 9V1 (778) 698-5908

The Registrant is filing this annual report on a voluntary basis

PROVINCE OF BRITISH COLUMBIA

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Series	Date of Maturity	Date of Issue	Interest Rate (%)	Total Amount Held by or for the Account of the Registrant
BCUSD-2	January 15, 2026	January 24, 1996	6.50	US$	68,553,255
BCUSD-3	September 1, 2036	August 29, 1996	7.25	US$	57,303,500
BCUSG-9	June 2, 2026	June 2, 2016	2.25	US$	2,055,000
BCUSG-11	January 29, 2031	January 29, 2021	1.30		0
BCUSG-12	July 20, 2026	July 20, 2021	0.90		0
BCUSG-13	July 6, 2033	July 6, 2023	4.20		0
BCUSG-14	November 15, 2028	November 15, 2023	4.80		0
BCUSG-15	April 24, 2029	April 24, 2024	4.90		0
BCUSG-16	June 12, 2034	June 12, 2024	4.75		0
BCUSG-17	January 24, 2028	January 24, 2025	4.70		0

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

			Interest	Total Amount
			Rate	Otherwise
Series	Date of Maturity	Date of Issue	(%)	Outstanding
BCUSD-2	January 15, 2026	January 24, 1996	6.50	US$	431,446,745
BCUSD-3	September 1, 2036	August 29, 1996	7.25	US$	242,696,500
BCUSG-9	June 2, 2026	June 2, 2016	2.25	US$	747,945,000
BCUSG-11	January 29, 2031	January 29, 2021	1.30	US$	1,750,000,000
BCUSG-12	July 20, 2026	July 20, 2021	0.90	US$	2,500,000,000
BCUSG-13	July 6, 2033	July 6, 2023	4.20	US$	2,250,000,000
BCUSG-14	November 15, 2028	November 15, 2023	4.80	US$	2,000,000,000
BCUSG-15	April 24, 2029	April 24, 2024	4.90	US$	2,500,000,000
BCUSG-16	June 12, 2034	June 12, 2024	4.75	US$	2,000,000,000
BCUSG-17	January 24, 2028	January 24, 2025	4.70	US$	3,500,000,000

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The securities were acquired by means of open market purchases.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Certain information concerning revenue and expenditure of the registrant is included in Exhibit (d) hereto and is incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

Special Note Regarding Forward-Looking Statements:

This document, including the exhibits hereto, contains forward-looking statements which may be identified by their use of words like “plan,” “expect,” “will,” “project,” “estimate,” “should,” “anticipate,” “forecast” or other words of similar meaning.  Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. You should understand that many important factors, in addition to those discussed or incorporated by reference in this annual report, could cause the Province’s results to differ materially from those expressed in the forward-looking statements. Among the key factors that have or will have a direct bearing on the Province is the world-wide economy in general and the actual economic, social and political conditions in or affecting the Province. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. The forward-looking statements speak only as of the date they are made, and the Province undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit (a)—None

Exhibit (b)—None

Exhibit (c)—None

Exhibit (d) - Copy of the Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2025) (incorporated by reference to Amendment No. 7 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Exhibit (e) - Copy of the 2025 British Columbia Financial and Economic Review (85th Edition, April 2024 – March 2025) (incorporated by reference to Amendment No. 7 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Exhibit (f) – Copy of the First Quarterly Report, September 2025, Fiscal Plan Update 2025/26 – 2027/28, 2025/26 Economic Outlook and Financial Forecast & Three Month Results April – June 2025 (incorporated by reference to Amendment No. 9 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet – 2025 British Columbia Financial and Economic Review
	(99.2)	Cross-reference sheet – 2024/25 Public Accounts
	(99.3)	Additional Information relating to the Province

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia on the 19th day of November, 2025.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Sam Myers
	Name:	Sam Myers
	Title:	Executive Director, Debt Management Branch Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit (a)—None

Exhibit (b)—None

Exhibit (c)—None

Exhibit (d) - Copy of the Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2025) (incorporated by reference to Amendment No. 7 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Exhibit (e) - Copy of the 2025 British Columbia Financial and Economic Review (85th Edition, April 2024 – March 2025) (incorporated by reference to Amendment No. 7 on Form 18-K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Exhibit (f) – Copy of the First Quarterly Report, September 2025, Fiscal Plan Update 2025/26 – 2027/28, 2025/26 Economic Outlook and Financial Forecast & Three Month Results April – June 2025 (incorporated by reference to Amendment No. 9 on Form 18- K/A to the registrant’s Annual Report on Form 18-K relating to the fiscal year ended March 31, 2024)

Additional exhibits

Exhibit	(99.1)	Cross-reference sheet – 2025 British Columbia Financial and Economic Review
	(99.2)	Cross-reference sheet – 2024/25 Public Accounts
	(99.3)	Additional Information relating to the Province